FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

Item
1	Financial Statements as of and for the three months ended March 31, 2009 and comparative information

Financial Statements as of March 31, 2009 and Comparative Information

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF MARCH 31, 2009 AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEAR NUMBER 33

BEGINNING ON JANUARY 1, 2009

FINANCIAL STATEMENTS AS OF MARCH 31, 2009 AND COMPARATIVE INFORMATION

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels, and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 24, 2008.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of March 31, 2009

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
–	Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ Director
1

Schedule I

1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(amounts expressed in millions of Argentine pesos—Note 1 to the primary financial statements)

(The financial statements as of March 31, 2009 are unaudited)

	2009	2008
Current Assets
Cash	451	391
Investments (Note 2.a)	1,093	825
Trade receivables (Note 2.b)	3,020	2,702
Other receivables (Note 2.c)	1,787	1,861
Inventories (Note 2.d)	3,310	3,449

Total current assets	9,661	9,228

Noncurrent Assets
Trade receivables (Note 2.b)	23	24
Other receivables (Note 2.c)	976	945
Investments (Note 2.a)	803	848
Fixed assets (Note 2.e)	28,086	28,028
Intangible assets	13	6

Total noncurrent assets	29,901	29,851

Total assets	39,562	39,079

Current Liabilities
Accounts payable (Note 2.f)	6,158	6,763
Loans (Note 2.g)	3,290	3,219
Salaries and social security	255	284
Taxes payable	1,339	1,132
Reserves	586	588

Total current liabilities	11,628	11,986

Noncurrent Liabilities
Accounts payable (Note 2.f)	3,686	3,473
Loans (Note 2.g)	1,358	1,260
Salaries and social security	125	116
Taxes payable	42	31
Reserves	1,903	1,857

Total noncurrent liabilities	7,114	6,737

Total liabilities	18,742	18,723

Shareholders’ Equity	20,820	20,356

Total liabilities and shareholders’ equity	39,562	39,079

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ Director
2

Schedule I

2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos—Note 1 to the primary financial statements)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009	2008
Net sales	7,588	8,088
Cost of sales	(5,076)	(5,137)

Gross profit	2,512	2,951

Administrative expenses (Exhibit H)	(235)	(174)
Selling expenses (Exhibit H)	(608)	(582)
Exploration expenses (Exhibit H)	(160)	(139)

Operating income	1,509	2,056

(Loss) income on long-term investments	(4)	41
Other income (expense), net (Note 2.h)	6	(42)
Financial (expense) income, net and holding losses:
Gains (losses) on assets
Interests	24	52
Exchange differences	197	88
Holding losses on inventories	(157)	(5)
Losses on liabilities
Interests	(192)	(89)
Exchange differences	(490)	(37)

Net income before income tax	893	2,064
Income tax	(383)	(832)

Net income	510	1,232

Earnings per share	1.30	3.13

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ Director
3

Schedule I

3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(amounts expressed in millions of Argentine pesos—Note 1 to the primary financial statements)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009	2008
Cash Flows from Operating Activities
Net income	510	1,232
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	4	(41)
Dividends from long-term investments	—	1
Depreciation of fixed assets	1,066	1,080
Consumption of materials and fixed assets retired, net of allowances	145	131
Increase in allowances for fixed assets	—	1
Income tax	383	832
Income tax payments	(95)	(578)
Increase in reserves	87	242
Changes in assets and liabilities:
Trade receivables	(179)	42
Other receivables	102	2,506
Inventories	139	113
Accounts payable	(870)	(219)
Salaries and social security	(23)	(56)
Taxes payable	(129)	(102)
Net advances from crude oil purchasers	—	(10)
Decrease in reserves	(43)	(62)
Interests, exchange differences and others	390	85

Net cash flows provided by operating activities	1,487 (1)	5,197 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(1,136)	(1,284)
Investments (non cash and equivalents)	41	(10)

Net cash flows used in investing activities	(1,095)	(1,294)

Cash Flows used in Financing Activities
Payment of loans	(3,709)	(267)
Proceeds from loans	3,645	1,288
Dividends paid	—	(4,232)

Net cash flows used in financing activities	(64)	(3,211)

Increase in Cash and Equivalents	328	692

Cash and equivalents at the beginning of year	1,215	847
Cash and equivalents at the end of period	1,543	1,539

Increase in Cash and Equivalents	328	692

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (81) and (16) corresponding to interest payments for the three-month periods ended March 31, 2009 and 2008, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ Director
4

Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos—Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which could have produced changes to their shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF’s primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security – Pension Plans and other Postretirement and Postemployment Benefits

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America, had three trustee defined-benefit pension plans and postretirement and postemployment benefits.

During March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined-benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the outstanding pension plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

During the year 2008, YPF Holdings Inc. curtailed postretirement health care benefits to certain retirees. The effect of the curtailment on net income has not been material.

The benefits related to the mentioned plans are valued at net present value and accrued on the years of active service of employees. The net liability for defined-benefits plans and postretirement benefits are disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligation, net of the fair value of the plan assets (if funded) and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

As of December 31, 2008, the unrecognized actuarial losses amounted to 1.

Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008

a)	Investments:

	2009				2008
	Current		Noncurrent		Current		Noncurrent
Short-term investments	1,093	(1)	138	(3)	825	(1)	179	(3)
Long-term investments	—		830	(2)	—		890	(2)
Allowance for reduction in value of holdings in long-term investments	—		(165	)(2)	—		(221	)(2)

	1,093		803		825		848

(1)	Includes 1,092 and 824 as of March 31, 2009 and December 31, 2008, respectively, with an original maturity of less than three months.
(2)	In addition to those companies under significant influence and other companies detailed in Exhibit C to the primary financial statements, includes the interest in Gas Argentino S.A. (“GASA”). Certain creditors of GASA, due to the option contemplated in the company’s debt restructuring agreement, have expressed their intention to terminate this agreement. As from the date of termination of the agreement, three entities have initiated legal proceedings against GASA.
(3)	Corresponds to restricted cash as of March 31, 2009, and December 31, 2008, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2009		2008
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	3,186	23	2,813	24
Related parties	270	—	306	—

	3,456	23	3,119	24
Allowance for doubtful trade receivables	(436)	—	(417)	—

	3,020	23	2,702	24

c)	Other receivables

	2009				2008
	Current		Noncurrent		Current		Noncurrent
Deferred income tax	—		613		—		554
Tax credits and export rebates	737		15		749		19
Trade	195		—		217		—
Prepaid expenses	192		72		154		80
Concessions charges	17		47		17		50
Related parties	222	(1)	95	(1)	178	(1)	109	(1)
Loans to clients	30		76		29		79
Advances to suppliers	110		—		160		—
Collateral deposits	101		20		91		18
Advances and loans to employees	61		—		69		—
From joint ventures and other agreements	74		—		101		—
Miscellaneous	185		85		230		84

	1,924		1,023		1,995		993
Allowance for other doubtful accounts	(137)		—		(134)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(47)		—		(48)

	1,787		976		1,861		945

(1)	As of March 31, 2009, mainly includes 220 with Central Dock Sud S.A., for loans that accrue in average an annual fixed interest rate of 6.72%. As of December 31, 2008, in addition to the detail in Note 7 to the primary financial statements (balances with not-consolidated related parties), mainly included 200 with Central Dock Sud S.A.

d)	Inventories:

	2009	2008
Refined products	1,827	1,941
Crude oil and natural gas	1,091	1,110
Products in process	58	69
Raw materials, packaging materials and others	334	329

	3,310	3,449

e)	Fixed assets:

	2009	2008
Net book value of fixed assets (Exhibit A)	28,131	28,073
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(42)	(42)

	28,086	28,028

f)	Accounts payable:

	2009		2008
	Current	Noncurrent	Current	Noncurrent
Trade	4,124	41	4,841	45
Hydrocarbon wells abandonment obligations	551	3,294	547	3,130
Related parties	199	—	166	—
Extension of Concessions—Province of Neuquén	468	91	483	—
From joint ventures and other agreements	330	—	334	—
Environmental liabilities	180	215	172	257
Miscellaneous	306	45	220	41

	6,158	3,686	6,763	3,473

g)	Loans:

	Interest rates (1)	Principal maturity	2009			2008
			Current	Noncurrent		Current	Noncurrent
Negotiable Obligations - YPF	10.00%	2028	12	242		364	224
Related parties	3.17% - 19.00%	2009 - 2011	91	1,116	(2)	94	1,036
Other financial debts	4.12% - 23.00%	2009	3,187	—		2,761	—

			3,290	1,358		3,219	1,260

(1)	Annual fixed interest rate as of March 31, 2009, except for the loan indicated in footnote (2).
(2)	Accrues an annual variable interest rate of LIBO plus 2%.

Consolidated Statements of Income as of March 31, 2009 and 2008

h)	Other income (expense), net:

	Income (Expense)
	2009	2008
Reserve for pending lawsuits and other claims	(6)	—
Environmental remediation - YPF Holdings Inc.	(33)	(53)
Miscellaneous	45	11

	6	(42)

3.	COMMITMENTS AND CONTINGENCIES IN RELATED COMPANIES

YPF Holdings Inc.:

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of March 31, 2009, reserves for the environmental contingencies and other claims totaled approximately 593. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 54 as of March 31, 2009, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

•	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

•

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

•	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River. Tierra has reached an agreement with five of these parties to share and contribute toward Newark Bay study costs, and is continuing to negotiate with other involved parties.

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the demand were filed in February, 2009.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during 2009.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. Tierra, together with several other members, has entered into discussions concerning possible studies to be undertaken. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements.

•

In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed in nine months. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. As of March 31, 2009, US$ 12 million have been deposited and an additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of March 31, 2009, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of March 31, 2009, there are approximately 279 reserved in connection with the foregoing matters related to the Passaic River and surrounding area, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. As a result YPF Holdings Inc. has reserved 26 (which are included in the amount of 109 disclosed in the following paragraphs).

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 27 (which are included in the amount of 109 disclosed in the following paragraphs).

As of March 31, 2009, there are approximately 109 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 15 as of March 31, 2009 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of March 31, 2009, YPF Holdings Inc. has reserved 47 for its estimated share of future remediation activities associated with the Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 1 as of March 31, 2009 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of March 31, 2009, YPF Holdings Inc. has reserved 11 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of March 31, 2009, YPF Holdings Inc. has reserved 31 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current reserves for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. As of March 31, 2009 YPF Holdings Inc. has reserved approximately 7 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 15.96% of those costs incurred by one of the plaintiffs. Occidental’s motion has been filed with the court. That decision was appealed, and the parties are awaiting the court’s decision. As of March 31, 2009, YPF Holdings Inc. has reserved 14 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. YPF Holdings Inc. reserves legal contingences that are probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the “Neptune Project”. Total commitments related to the development of the Neptune Project amounts to US$ 31 million.

Pluspetrol Energy S.A. contractual obligations:

Pluspetrol Energy S.A. (“Pluspetrol”) and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, in March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which natural gas export withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy its intention to terminate the aforementioned agreement. As a result, the parties have initiated conversations in order to reach a new agreement considering the new regulatory framework.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Three-month period ended March 31, 2009
Net sales to unrelated parties	1,184	5,712	327	70	—	7,293
Net sales to related parties	181	114	—	—	—	295
Net intersegment sales	3,338	253	222	59	(3,872)	—

Net sales	4,703	6,079	549	129	(3,872)	7.588

Operating income (loss)	1,364	278	63	(194)	(2)	1,509
Income (loss) on long-term investments	(15)	11	—	—	—	(4)
Depreciation	893	125	30	18	—	1,066
Acquisitions of fixed assets	967	185	19	59	—	1,230
Assets	22,611	9,764	2,076	5,849	(738)	39,562
Three-month period ended March 31, 2008
Net sales to unrelated parties	1,076	5,272	781	61	—	7,190
Net sales to related parties	284	614	—	—	—	898
Net intersegment sales	2,990	278	265	72	(3,605)	—

Net sales	4,350	6,164	1,046	133	(3,605)	8,088

Operating income (loss)	1,111	641	387	(133)	50	2,056
Income on long-term investments	38	3	—	—	—	41
Depreciation	935	104	28	13	—	1,080
Acquisitions of fixed assets	1,079	122	29	54	—	1,284
Year ended December 31, 2008
Assets	21,755	10,286	2,295	5,224	(481)	39,079

Export sales, net of withholdings taxes for the three-month periods ended March 31, 2009 and 2008 were 1,173 and 2,251, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ANTONIO GOMIS SÁEZ Director
16

Schedule I

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2009 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos—Note 1 to the primary financial statements)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009
	Cost
Main account	Amounts at beginning of year	Translation net effect (4)	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,508	—	1		5		2,514
Mineral property, wells and related equipment	57,588	39	94		816		58,537
Refinery equipment and petrochemical plants	10,243	—	—		30		10,273
Transportation equipment	1,956	—	—		5		1,961
Materials and equipment in warehouse	827	—	197		(239)		785
Drilling and work in progress	4,339	—	842		(663)		4,518
Exploratory drilling in progress	116	—	80		(116)		80
Furniture, fixtures and installations	749	—	2		(1)		750
Selling equipment	1,456	—	—		14		1,470
Other property	582	—	14		—		596

Total 2009	80,364	39	1,230	(5)	(149)		81,484

Total 2008	73,060	3	1,284		(138	)(1)	74,209

	2009								2008
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 03-31-09		Net book value as of 03-31-08		Net book value as of 12-31-08
Land and buildings	1,163	(1)		2%	14	1,176	1,338		1,271		1,345
Mineral property, wells and related equipment	41,146	(1)		(3)	880	42,025	16,512	(2)	14,325	(2)	16,442	(2)
Refinery equipment and petrochemical plants	6,592	—		4 -10%	122	6,714	3,559		3,028		3,651
Transportation equipment	1,383	(2)		4 - 5%	16	1,397	564		554		573
Materials and equipment in warehouse	—	—		—	—	—	785		805		827
Drilling and work in progress	—	—		—	—	—	4,518		4,935		4,339
Exploratory drilling in progress	—	—		—	—	—	80		124		116
Furniture, fixtures and installations	588	—		10%	15	603	147		92		161
Selling equipment	1,115	—		10%	15	1,130	340		338		341
Other property	304	—		10%	4	308	288		84		278

Total 2009	52,291	(4)			1,066	53,353	28,131

Total 2008	47,579	(6	)(1)		1,080	48,653			25,556		28,073

(1)	Includes 1 of net book value charged to fixed assets allowances for the three-month period ended March 31, 2008.
(2)	Includes 1,303, 807 and 1,260 of mineral property as of March 31, 2009 and 2008 and December 31, 2008, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 94 for the extension of certain exploitation concessions in Neuquén (Note 9.c.iii to the primary financial statements) which are pending of cancelation at the end of the three-month period ended March 31, 2009.

ANTONIO GOMIS SÁEZ Director
17

Schedule I

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos—Note 1 to the primary financial statements)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009					2008
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	276	59	53	14	402	324
Fees and compensation for services	57	75	12	—	144	112
Other personnel expenses	84	23	6	5	118	108
Taxes, charges and contributions	62	6	102	—	170	169
Royalties and easements	668	—	2	5	675	570
Insurance	35	4	—	—	39	31
Rental of real estate and equipment	112	1	19	—	132	109
Survey expenses	—	—	—	13	13	22
Depreciation of fixed assets	1,020	16	30	—	1,066	1,080
Industrial inputs, consumable materials and supplies	139	1	14	—	154	158
Operation services and other service contracts	271	8	28	—	307	226
Preservation, repair and maintenance	485	7	15	2	509	470
Contractual commitments	1	—	—	—	1	154
Unproductive exploratory drillings	—	—	—	112	112	85
Transportation, products and charges	256	—	260	—	516	501
Allowance for doubtful trade receivables	—	—	22	—	22	23
Publicity and advertising expenses	—	14	19	—	33	32
Fuel, gas, energy and miscellaneous	345	21	26	9	401	272

Total 2009	3,811	235	608	160	4,814

Total 2008	3,551	174	582	139		4,446

ANTONIO GOMIS SÁEZ Director
18

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 are unaudited)

	2009	2008
Current Assets
Cash	236	165
Investments (Note 3.a)	657	453
Trade receivables (Note 3.b)	2,891	2,600
Other receivables (Note 3.c)	1,366	1,482
Inventories (Note 3.d)	2,909	3,095

Total current assets	8,059	7,795

Noncurrent Assets
Trade receivables (Note 3.b)	23	24
Other receivables (Note 3.c)	1,499	1,333
Investments (Note 3.a)	2,590	2,498
Fixed assets (Note 3.e)	26,204	26,123

Total noncurrent assets	30,316	29,978

Total assets	38,375	37,773

Current Liabilities
Accounts payable (Note 3.f)	6,339	6,827
Loans (Note 3.g)	2,932	2,880
Salaries and social security	164	196
Taxes payable	1,191	985
Reserves (Note 9.a)	354	339

Total current liabilities	10,980	11,227

Noncurrent Liabilities
Accounts payable (Note 3.f)	3,664	3,447
Loans (Note 3.g)	1,358	1,260
Taxes payable	39	27
Reserves (Note 9.a)	1,514	1,456

Total noncurrent liabilities	6,575	6,190

Total liabilities	17,555	17,417

Shareholders’ Equity (per corresponding statements)	20,820	20,356

Total liabilities and shareholders’ equity	38,375	37,773

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director
19

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009	2008
Net sales (Note 3.h)	7,131	7,342
Cost of sales (Exhibit F)	(4,726)	(4,802)

Gross profit	2,405	2,540

Administrative expenses (Exhibit H)	(197)	(148)
Selling expenses (Exhibit H)	(575)	(553)
Exploration expenses (Exhibit H)	(159)	(136)

Operating income	1,474	1,703

(Loss) income on long-term investments	(16)	212
Other income, net (Note 3.i)	11	13
Financial (expense) income, net and holding losses:
Gains (losses) on assets
Interests	21	47
Exchange differences	171	84
Holding losses on inventories	(173)	(10)
Losses on liabilities
Interests	(180)	(85)
Exchange differences	(460)	(36)

Net income before income tax	848	1,928
Income tax (Note 3.j)	(338)	(696)

Net income	510	1,232

Earnings per share (Note 1)	1.30	3.13

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director
20

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(amounts expressed in millions of Argentine pesos—Note 1, except for per share amounts in Argentine pesos)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009
	Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividend (10.76 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2009					2008
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	2,224	(192)	1,505	4,965	20,356	26,060

As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividends (10.76 per share)	—	—	—	—	—	(4,232)
Net decrease in deferred earnings (Note 2.i)	—	(46)	—	—	(46)	(14)
Net income	—	—	—	510	510	1,232

Balances at the end of period	2,224	(238)	1,505	5,475	20,820	23,046

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director
21

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009	2008
Cash Flows from Operating Activities
Net income	510	1,232
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	16	(212)
Dividends from long-term investments	—	64
Depreciation of fixed assets	987	1,055
Consumption of materials and fixed assets retired, net of allowances	144	129
Increase in allowances for fixed assets	—	1
Income tax	338	696
Income tax payments	(85)	(508)
Increase in reserves	86	207
Changes in assets and liabilities:
Trade receivables	(152)	229
Other receivables	55	2,257
Inventories	186	103
Accounts payable	(888)	(121)
Salaries and social security	(32)	(29)
Taxes payable	(91)	(44)
Net advances from crude oil purchasers	—	(10)
Decrease in reserves	(13)	(62)
Interests, exchange differences and others	404	37

Net cash flows provided by operating activities	1,465 (1)	5,024 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(1,118)	(1,209)
Investments (non cash and equivalents)	—	1

Net cash flows used in investing activities	(1,118)	(1,208)

Cash Flows used in Financing Activities
Payment of loans	(3,521)	(44)
Proceeds from loans	3,449	1,112
Dividends paid	—	(4,232)

Net cash flows used in financing activities	(72)	(3,164)

Increase in Cash and Equivalents	275	652

Cash and equivalents at the beginning of year	617	358
Cash and equivalents at the end of period	892	1,010

Increase in Cash and Equivalents	275	652

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (77) and (12) corresponding to interest payments for the three-month periods ended March 31, 2009 and 2008, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ Director
22

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1, except where otherwise indicated)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. This resolution mandates that Argentine publicly-traded entities under the regulation of the CNV are required to adopt IFRS for fiscal periods beginning on or after January 1, 2011. As of the issuance date of these financial statements, this resolution has not been endorsed the CNV and the Company is assessing the impact of the adoption of IFRS.

The financial statements for the three-month periods ended March 31, 2009 and 2008 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 9.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of March 31, 2009 and December 31, 2008 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 4,230 and 4,060, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

As of March 31, 2009, YPF does not hold derivative financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the three-month periods ended as of March 31, 2009 and 2008.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

•	Amounts in Argentine pesos have been stated at face value.

•	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

•

Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Investments with quoted price have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at last production or replacement cost, as applicable, as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholders’ equity in the account “Deferred

Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains on assets—Exchange differences”.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•

The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•

The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	The capitalized costs related to areas with unproved reserves, are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.j).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company's tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company's tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 9.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, and in absence of agreements between companies about market prices for crude oil buying and selling operations, as the result of the issuance of a new crude oil export withholding system, the Secretariat of Energy issued the Directive No.1, providing certain guidelines to calculate the royalties of crude oil.

As of the issuance date of these financial statements, the Company has considered agreed prices in the market for some qualities of crude oil and has used these agreed prices to estimate royalty expense, in accordance to Law No.17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. As of the date of the issuance of these financial statements, this latter situation has not happened. In March 2008, Resolution N° 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution N° 394/2007. As of March 31, 2009, the crude oil withholding rate determined according to Resolutions N° 394/2007 and N° 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/08. Some of them have done it reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management's expectations and in consultation with legal counsels. Reserves for losses are required to be accounted for at the discounted value as of the end of each year or period, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of investments in non-integrated foreign companies.

j)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding losses on inventories” account.

•

Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “(Loss) income on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains on assets—Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheets as of March 31, 2009 and December 31, 2008

a)	Investments:

	2009			2008
	Current		Noncurrent	Current		Noncurrent
Short-term investments	657	(1)	—	453	(1)	—
Long-term investments (Exhibit C)	—		2,615	—		2,523
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(25)	—		(25)

	657		2,590	453		2,498

(1) Includes 656 and 452 as of March 31, 2009 and December 31, 2008, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2009			2008
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,899		23	2,535	24
Related parties (Note 7)	422		—	476	—

	3,321	(1)	23	3,011	24
Allowance for doubtful trade receivables (Exhibit E)	(430)		—	(411)	—

	2,891		23	2,600	24

(1) Includes 264 in litigation, 239 of less than three months past due, 270 in excess of three months past due, 2,530 due within three months and 18 due after three months.

c)	Other receivables:

	2009				2008
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.j)	—		600		—	544
Tax credits and export rebates	498		13		494	14
Trade	193		—		214	—
Prepaid expenses	155		67		106	75
Concessions charges	17		47		17	50
Related parties (Note 7)	89	(3)	646	(3)	147	523
Loans to clients	30		76		29	79
Advances to suppliers	109		—		157	—
Collateral deposits	101		16		91	18
Advances and loans to employees	61		—		69	—
From joint ventures and other agreements	74		—		101	—
Miscellaneous	149		80		164	77

	1,476	(1)	1,545	(2)	1,589	1,380
Allowance for other doubtful accounts (Exhibit E)	(110)		—		(107)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(46)		—	(47)

	1,366		1,499		1,482	1,333

(1)    Includes 143 of less than three months past due, 213 in excess of three months past due and 1,120 due as follows: 711 from one to three months, 72 from three to six months, 66 from six to nine months and 271 from nine to twelve months.

(2)    Includes 931 due from one to two years, 198 due from two to three years and 416 due after three years.

(3)    As of March 31, 2009, includes 690 with Maxus (U.S.) Exploration Company that accrues an annual variable interest rate of LIBO plus 3%.

d)	Inventories:

	2009	2008
Refined products	1,587	1,747
Crude oil and natural gas	1,069	1,090
Products in process	58	69
Raw materials and packaging materials	195	189

	2,909	3,095

e)	Fixed assets:

	2009	2008
Net book value of fixed assets (Exhibit A)	26,249	26,168
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(42)	(42)

	26,204	26,123

f)	Accounts payable:

	2009				2008
	Current		Noncurrent		Current	Noncurrent
Trade	3,845		32		4,491	37
Hydrocarbon wells abandonment obligations	551		3,282		547	3,114
Related parties (Note 7)	288		—		261	—
Investment in controlled company – YPF Holdings Inc.	663		—		524	—
Extension of Concessions – Province of Neuquén (Note 9.c.ii and iii)	468		91		483	—
From joint ventures and other agreements	330		—		334	—
Environmental liabilities (Note 9.b)	180		215		172	257
Miscellaneous	14		44		15	39

	6,339	(1)	3,664	(2)	6,827	3,447

(1) Includes 5,571 due within three months, 261 due from three to six months and 507 due after six months. (2) Includes 709 due from one to two years and 2,955 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2009			2008
			Current	Noncurrent		Current	Noncurrent
Negotiable Obligations(2)	10.00%	2028	12	242		364	224
Related parties (Note 7)	3.17 - 19.00%	2009 - 2011	91	1,116	(3)	94	1,036
Other bank loans and other creditors	4.12 - 23.00%	2009	2,829	—		2,422	—

			2,932	1,358		2,880	1,260

(1)    Annual fixed interest rate as of March 31, 2009, except for the loan indicated in footnote (3).

(2)    Disclosed net of 130 and 548, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of March 31, 2009 and December 31, 2008, respectively.

(3)    Accrues an annual variable interest rate of LIBO plus 2%.

The maturities of the Company’s current and noncurrent loans, as of March 31, 2009, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	1,780	911	241	—	2,932

		From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans		930	186	242	1,358

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2009		2008
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent
US$ 1,000	1998	US$	100	10.00%	2028	12	242	4	224
US$ 1,000	1999	US$	225	—	—	—	—	360	—

						12	242	364	224

In connection with the issued Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF's total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of these offering shall be used exclusively to invest in fixed assets and working capital in Argentina. As of the issuance date of these financial statements, the Company has not issued Notes related with the mentioned program.

Statements of Income as of March 31, 2009 and 2008

h) Net sales:

	Income (Expense)
	2009	2008
Sales	7,853	8,303
Turnover tax	(162)	(150)
Hydrocarbon export withholdings	(560)	(811)

	7,131	7,342

i) Other income, net:

Reserve for pending lawsuits and other claims	(4)	—
Miscellaneous	15	13

	11	13

j)	Income tax:

	Income (Expense)
	2009	2008
Current income tax	(394)	(761)
Deferred income tax	56	65

	(338)	(696)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the three-month periods ended March 31, 2009 and 2008 is as follows:

	2009	2008
Net income before income tax	848	1,928
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(297)	(675)

Effect of the restatement into constant Argentine pesos	(43)	(62)
Income on long-term investments	(6)	74
Tax free income – Law No. 19,640 (Tierra del Fuego)	7	2
Miscellaneous	1	(35)

Income Tax	(338)	(696)

The breakdown of the net deferred tax asset as of March 31, 2009 and December 31, 2008, is as follows:

	2009	2008
Deferred tax assets
Non deductible allowances and reserves	779	746
Tax loss and other tax credits	42	42
Miscellaneous	10	10

Total deferred tax assets	831	798

Deferred tax liabilities
Fixed assets	(178)	(203)
Miscellaneous	(53)	(51)

Total deferred tax liabilities	(231)	(254)

Net deferred tax asset	600	544

As explained in Note 2.f, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,064 and 1,107 as of March 31, 2009 and December 31, 2008, respectively. Had this deferred tax liability been recorded, the amount charged to income for the three-month periods ended March 31, 2009 and 2008 would have been 43 and 62, respectively. The Company estimates that the difference will be reversed as follows:

	2009	2010	2011 Thereafter	Total
Deferred income tax	210	169	685	1,064

4.	CAPITAL STOCK

The Company’s subscribed capital, as of March 31, 2009, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2009, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 84.04% shareholding, while Petersen Energía S.A. (“PESA”) and its affiliates companies exercises significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain affiliates of PESA an option to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing among other things, the adoption of a dividend policy under which YPF will distribute 90% of the annual net income as dividends.

Additionally, on February 29, 2008, Repsol YPF has started an offering process for the sale of shares representing 20% of the capital stock of the Company (the “Offering”). The effective date of the Offering will be subject, among other things, to the authorization of the regulatory agencies of the Argentine and United States markets in which YPF’s shares quote, and to financial markets conditions.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of March 31, 2009, there are 3,764 Class A shares outstanding. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of March 31, 2009, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 17 million, US$ 21 million and 5, respectively. The corresponding loans have final maturity in 2011, 2013 and 2009, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of March 31, 2009, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator
Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	30.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.

Name and Location	Ownership Interest	Operator
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%	Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa y Salta	30.00%	Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobras Energía S.A.
Ramos Salta	15.00%(1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Additionally, YPF Holdings Inc. (controlled company) participates in exploration and production agreements in the Gulf of Mexico (see Note 3 to the consolidated financial statements).

The assets and liabilities as of March 31, 2009 and December 31, 2008 and production costs of the joint ventures and other agreements for the three-month periods ended March 31, 2009 and 2008 included in the financial statements are as follows:

	2009	2008
Current assets	240	256
Noncurrent assets	3,544	3,526

Total assets	3,784	3,782

Current liabilities	429	481
Noncurrent liabilities	560	525

Total liabilities	989	1,006

Production costs	533	381

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of March 31, 2009 and December 31, 2008 from transactions with related companies are as follows:

	2009						2008
	Trade receivables	Other receivables		Accounts payable	Loans		Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent
Controlled companies:
Operadora de Estaciones de Servicios S.A.	27	7	—	11	—	—	31	6	—	12	—	—
A – Evangelista S.A.	—	2	—	61	—	—	1	1	—	77	—	—
YPF Holdings Inc.	—	—	—	1	—	—	—	—	—	3	—	—
Maxus (U.S.) Exploration Company(1)	—	44	646	—	—	—	—	110	523	—	—	—

	27	53	646	73	—	—	32	117	523	92	—	—

Jointly controlled companies:
Profertil S.A.	22	5	—	10	—	—	9	5	—	4	—	—
Compañía Mega S.A. (“Mega”)	165	—	—	—	—	—	193	1	—	—	—	—
Refinería del Norte S.A. (“Refinor”)	105	—	—	26	—	—	140	—	—	8	—	—

	292	5	—	36	—	—	342	6	—	12	—	—

Companies under significant influence:	36	4	—	42	—	—	16	7	—	36	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	8	—	82	—	—	—	7	—	68	—	—
Repsol YPF Transporte y Trading S.A.	—	—	—	2	—	—	4	—	—	5	—	—
Repsol YPF Gas S.A.	17	6	—	1	—	—	22	2	—	1	—	—
Repsol YPF Brasil S.A.	9	2	—	—	—	—	13	2	—	—	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	—	1	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	8	1,116	—	—	—	—	13	1,036
Nuevo Banco de Entre Ríos S.A.	—	—	—	—	24	—	—	—	—	—	23	—
Nuevo Banco de Santa Fe S.A.	—	—	—	—	45	—	—	—	—	—	45	—
Otras	41	11	—	52	14	—	47	5	—	47	13	—

	67	27	—	137	91	1,116	86	17	—	121	94	1,036

	422	89	646	288	91	1,116	476	147	523	261	94	1,036

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the three-month periods ended March 31, 2009 and 2008 include the following:

	2009			2008
	Sales	Purchases and services	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	10	78	—	7	12	—	—
A – Evangelista S.A.	2	59	—	1	72	—	—
YPF Holdings Inc.	—	1	—	—	—	(417)	15
Maxus (U.S) Exploration Company (1)	—	—	8	—	—	—	—

	12	138	8	8	84	(417)	15

Jointly controlled companies:
Profertil S.A.	15	9	—	8	49	—	—
Mega	203	—	—	381	—	—	—
Refinor	87	36	—	102	36	—	—

	305	45	—	491	85	—	—

	2009			2008
	Sales	Purchases and services	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Companies under significant influence:	34	58	—	35	51	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	12	—	—	9	—	—
Repsol YPF Transporte y Trading S.A.	—	3	—	453	180	—	—
Repsol YPF Brasil S.A.	17	—	—	34	—	1,091	3
Repsol YPF Gas S.A.	25	1	—	33	1	—	—
Repsol International Finance B.V.	—	—	—	—	—	1,426	20
Repsol Netherlands Finance B.V.	—	—	(8)	—	—	—	—
Others	43	5	(2)	61	1	—	—

	85	21	(10)	581	191	2,517	23

	436	262	(2)	1,115	411	2,100	38

(1)	Controlled by YPF Holdings Inc. with a 100% interest.

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies' personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 20 and 12 for the three-month periods ended March 31, 2009 and 2008, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to the contributed by each member.

The plan members will receive the Company's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 3 and 3 for the three-month periods ended March 31, 2009 and 2008, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of March 31, 2009, the Company has reserved 1,868 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

•

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

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Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court's (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by YPF. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter rejected both appeals (cassation and extraordinary), consequently YPF presented complaints appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Both of them are under evaluation. Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

•

Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally notified YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally notified of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. The Company has appealed such resolution in the National Tax Court. However, in order to reduce interest charges YPF would suffer if final resolution were unfavorable, subsequent to March 31, 2009, the Company has enrolled in the regime provided in Law No. 26,476. This regime waives fines, significantly reduces interests, and allows the payment in 120 low-interest installments of taxes under dispute. In addition YPF has conditionally paid the amounts corresponding to subsequent periods not included in the claim from AFIP (2002 and subsequent periods) to avoid interest or fine charges and filed reimbursement summary proceedings. On March 14, 2008, the AFIP notified the Company of the rejection of the reimbursement previously mentioned. The Company appealed that decision before the National Tax Court.

In addition, the Company has received several claims from the AFIP and from provincial and municipal fiscal authorities, which are not individually significant.

•

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

•	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, the Company has not been notified of the initiation of the arbitration demands.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the deliver or pay penalties above mentioned. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility.

In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The parties have exchanged documentation requirements and have presented their appellate brief with the documental evidence and experts and witnesses’ declarations. Damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand invoices for penalties received for periods subsequent to August 2007. The parties have agreed on a settlement to their disputes, including those that arose during the arbitration process. The definition of the terms and the execution of the settlement agreement is still pending. The parties have suspended the arbitration process until May 17, 2009.

Additionally, there are certain claims from natural gas transportation suppliers, in relation with contracts associated with exports of such hydrocarbon. In that order, one of the parties commenced mediation proceedings in order to determine the merits of such claims. Having completed the mentioned mediation proceeding without reaching an agreement, as of the date of the issuance of these financial statements, the Company has not been notified of any proceeding related to these claims.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply to its combined-cycle plant located in Buenos Aires City. The Company has formally denied such breach based on the view that, pending the restructuring of such contracts, it is not obliged to confirm nominations of natural gas to this client during certain periods of the year. On June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce (“ICC”). Central Puerto S.A. nominated its arbiter and notified YPF the initiation of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in Buenos Aires City to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, requesting for the rejection of the claims of Central Puerto S.A. Besides, the Company has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting (i) the rejection of all subsidiary claims presented by YPF, including the request that the Chamber ratifies the effectiveness of the contract and the rejection of the fair reconvention of the contract; (ii) the rejection of the settlement and payment claim related to amounts due by Central Puerto S.A. pursuant to the “take or pay” clause; (iii) the rejection of the settlement and payment claim related to the adjustment by the application of the “Coeficiente de Estabilización de Referencia” (“CER”), and in subsidy opposing the prescription exception; (iv) the inappropriateness of the claim in relation with the price differential payment.

On February 11, 2008, an audience was held with the arbitral trial members and an Act (“Acta de Misión”) was subscribed. In that document, Central Puerto S.A. argued that, in relation with the quantification of the pretensions, it could not determine the claimed amount until the performance of the corresponding work of experts. However, in order to determine the provision (article No.18 (1)(c) of the ICC Reglament), it acceded to fix the payment provision on its charge based on the maximum value determined by ICC Reglament (Appendix III). On September 4, 2008, the Court issued the Order No.15 setting a schedule for the arbitration. After that, the parties have presented their evidence, as well as their specific comments in relation with the information presented by the other party. Additionally, on February 27 2009, the parties presented the briefs of claim and counterclaim, respectively, with the corresponding evidence, having also submitted the reply to the briefs previously presented, as ordered by the Court.

In addition, there are other claims in which YPF is party, which are not individually significant.

As of March 31, 2009, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

•

Quilmes: Citizens which allege to be residents of Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. In addition, other 28 judicial claims related to similar matters have been brought against YPF amounting to approximately 4. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

•

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF are both currently challenging the arbitral decision. On April 22, 2008, the Federal Appellate Court on Commercial Matters declared that the resource presented by YPF has suspension effects over the arbitral decision. Nevertheless, EDF has seeked the enforcement of the arbitral decision before the court of the district of Delaware, United States, which was rejected by the Company. The mentioned enforcement has been rejected by the First Instance Court. Additionally YPF has been notified that EDF is also seeking the enforcement of the arbitral award before a court in Paris, France.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemental Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001. The Central Bank has indicted YPF on charges allegedly related to certain exports performed during 2002, once the executive order 1,606/2001 was no longer in force and before the executive order 2,703/2002 came into effect. Therefore, YPF will file an answer to the charges and will offer evidence in this regard. In case YPF is indicted on charges involving other exports during the said period, YPF has the right to challenge the decision as well as to request the issuance of precautionary measures.

There is a recently confirmed sentence, connected with a proceeding to another hydrocarbon exporter, where the claim was the same and that company and its directors were acquitted of all charges because it was considered that such company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports. Additionally, the Office of the General Prosecutor of Argentina has recently issued an opinion, in a similar claim, analyzing the behavior of another oil and gas company. According to that opinion, no violations had been committed as the uncertainty associated with the scope of the liability was generated by the existence of different rules. Due to the absence of intention in the behavior, the Office of the General Prosecutor of Argentina has pronounced in favor of filing the claims.

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the National Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008 the CSJN decided that such defects had already been corrected, and still has to decide on pending matters such as the summons of the National Government, the provinces, and making available to the plaintiffs the defendants’ motion.

•	Dock Sud environmental claims:

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the National Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

•

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law No. 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Law No. 25,156. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Appeal Court as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitation.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 51 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF's privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF's privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

Other claims related to the natural gas domestic market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingences.

•

Hydrocarbon’s concessions—Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence.

•

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract.

•

Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with TGN to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company's operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 3,833 as of March 31, 2009, the Company has reserved 395 corresponding to environmental remediation, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company's existing remediation program. Future legislative changes on individual costs and technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals' operations in the United States of America were assumed by Tierra and Maxus (the “Parties”), indirect subsidiaries through YPF Holdings Inc. (Note 3 to the consolidated financial statements).

c)	Contractual commitments and regulatory requirements:

•

Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event.

•

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 9.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority. Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

•

Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•

Operating leases: As of March 31, 2009, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the three-month periods ended March 31, 2009 and 2008, amounted to 125 and 102, respectively.

As of March 31, 2009, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	360	176	114	77	32	78

•	Agreements of extension of concessions:

(i)

Agreement with the Federal Government and the Province of Neuquén of the year 2000: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in

“Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

(ii)	Agreement with the Province of Neuquén of the year 2008: In September, 2008, pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of eight production concessions identified below. On October 9, 2008, Provincial Act No. 2615 approved the Memorandum of Agreement, which was enacted by provincial executive decree No. 1,830/2008, and was published in Official Gazette No. 3,109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada—Punta Barda and Puesto Hernández.

•

Extension of concession terms within the Province of Neuquén: production concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term up to November 14, 2027.

•

Under Provincial Decree No. 822/2008, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$ 109 million, US$ 26 million, and US$ 40 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of an extraordinary income arising from lower export duties or from higher realized price from the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 3,200 million and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 20 million, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to assist the Province in the development of education, environment, health, culture, science and research and community development areas.

(iii)	Agreement with the Province of Neuquén of the year 2009: Pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF, together with Total Austral S.A., Pan American Energy LLC Sucursal Argentina and Wintershall Energía S.A. entered into a Memorandum of Agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions (the “Memorandum of Agreement AP and SR”).

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$ 88 million, paying each company on a pro rata basis based on its working interest in the area (US$ 26 million for YPF); ii) to pay in cash to the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement AP and SR. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of extraordinary income arising from higher realized price from the sale of crude oil and/or natural gas according to a mechanism established in the Memorandum of Agreement AP and SR; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 883 million, including US$ 133 million corresponding to investment commitments over the remaining exploration area, except in case of total or partial reversal of the area; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 10 million (US$ 3 million based on YPF’s interest). Payments will be made effective in monthly installments, according to the Memorandum Agreement AP and SR.

10.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company's capital (subscribed capital plus adjustment to contributions). The Shareholders’ Meeting held on April 28, 2009, approved the appropriation of 1,505 from Reserve for Future Dividends to Unappropriated Retained Earnings and the following appropriation of Unappropriated Retained Earnings as of December 31, 2008: 19 to Legal Reserve and 5,901 to Reserve for Future Dividends.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

11.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of March 31, 2009, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform to certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ANTONIO GOMIS SÁEZ Director
51

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF MARCH 31, 2009 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,137	—		5		2,142
Mineral property, wells and related equipment	56,769	94		814		57,677
Refinery equipment and petrochemical plants	8,815	—		31		8,846
Transportation equipment	1,864	—		4		1,868
Materials and equipment in warehouse	826	195		(238)		783
Drilling and work in progress	4,270	837		(663)		4,444
Exploratory drilling in progress(4)	116	80		(116)		80
Furniture, fixtures and installations	661	1		—		662
Selling equipment	1,456	—		14		1,470
Other property	517	5		1		523

Total 2009	77,431	1,212	(5)	(148)		78,495

Total 2008	70,376	1,209		(131	)(1)	71,454

	2009								2008
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 03-31-09		Net book value as of 03-31-08		Net book value as of 12-31-08
Land and buildings	961	(1)		2%	11	971	1,171		1,103		1,176
Mineral property, wells and related equipment	41,012	(1)		(2)	825	41,836	15,841	(3)	13,630	(3)	15,757	(3)
Refinery equipment and petrochemical plants	6,057	—		4 - 5%	104	6,161	2,685		2,093		2,758
Transportation equipment	1,335	(2)		4 - 5%	14	1,347	521		513		529
Materials and equipment in warehouse	—	—		—	—	—	783		804		826
Drilling and work in progress	—	—		—	—	—	4,444		4,924		4,270
Exploratory drilling in progress(4)	—	—		—	—	—	80		124		116
Furniture, fixtures and installations	504	—		10%	14	518	144		85		157
Selling equipment	1,116	—		10%	15	1,131	339		337		340
Other property	278	—		10%	4	282	241		43		239

Total 2009	51,263	(4)			987	52,246	26,249

Total 2008	46,744	(1	)(1)		1,055	47,798			23,656		26,168

(1)	Includes 1 of net book value charged to fixed assets allowances for the three-month period ended March 31, 2008.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 1,247, 760 and 1,208 of mineral property as of March 31, 2009 and 2008 and December 31, 2008, respectively.
(4)	At the end of the three-month period ended March 31, 2009, there are 6 exploratory wells in progress. During that period 2 wells were drilled, 5 wells were charged to exploratory expenses and 1 well was transferred to proved properties which are included in the account mineral property, wells and related equipment.
(5)	Includes 94 for the extension of certain exploitation concessions in Neuquén (Note 9.c.iii) which are pending of cancelation at the end of the three-month period ended March 31, 2009.

ANTONIO GOMIS SÁEZ Director
52

Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009															2008
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International	Common	Bs.	100	8,298,212	219	(3)	1,163	Investment	Av. José	12/31/08	408	(65)	189	99.99%		185	(3)
S.A. (8)									Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia
YPF Holdings Inc. (9)	Common	US$	0.01	100	—	(7)	1,489	Investment and	717 North	09/30/08	2,733	(521)	(480)	100.00%		—	(7)
								finance	Harwood Street, Dallas, Texas, U.S.A.
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,749	295		42	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	03/31/09	164	27	295	99.99%		268
A-Evangelista S.A.	Common		$1	8,863,498	157		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	03/31/09	9	(1)	157	99.91%		158

					671		2,725									611

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	416		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12/31/08	203	359	1,065	38.00%		404
Profertil S.A.	Common		$1	391,291,320	574		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12/31/08	783	234	1,098	50.00%		551
Refinería del Norte S.A.	Common		$1	45,803,655	266		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/08	92	(16)	534	50.00%		265

					1,256		—									1,220

Companies under significant influence:
Oleoductos del	Common		$10	4,072,749	97	(1)	—	Oil transportation	Florida 1, P.	12/31/08	110	4	308	37.00%		96	(1)
Valle S.A.								by pipeline	10°, Buenos Aires, Argentina
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	50		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	12/31/08	14	33	151	33.15%		46
Oiltanking	Common		$10	351,167	45	(3)	—	Hydrocarbon	Terminal	12/31/08	12	25	105	30.00%		41	(3)
Ebytem S.A.								transportation and storage	Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	21		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12/31/08	156	49	211	10.00%		21
Central Dock Sud	Common		$0.01	3,719,290,957	7	(3)	46	Electric power	Reconquista	12/31/08	468	(63)	178	9.98	%(5)	14	(3)
S.A.								generation and bulk marketing	360, P. 6°, Buenos Aires, Argentina
Inversora Dock Sud	Common		$1	103,497,738	120	(3)	193	Investment and	Reconquista	12/31/08	241	(30)	194	42.86%		136	(3)
S.A.								finance	360, P. 6°, Buenos Aires, Argentina
Pluspetrol Energy S.A.	Common		$1	30,006,540	303		14	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12/31/08	67	67	673	45.00%		295
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	27,018,720	16		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	12/31/08	75	2	45	36.00%		14
Other companies:
Others (4)	—		—	—	29		—	—	—	—	—	—	—	—		29

					688		253									692

					2,615		2,978									2,523

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and capital distributions from long-term investments restated in accordance with Note1.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of March 31, 2009 and December 31, 2008, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	Company defined as integrated as indicated in Note 2.d).
(9)	Company defined as non-integrated as indicated in Note 2.d).

ANTONIO GOMIS SÁEZ Director
53

Exhibit E

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2009 AND 2008

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009				2008
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	411	38	19	430	456
For other doubtful accounts	107	3	—	110	107

	518	41	19	540	563

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	47	—	1	46	49
For reduction in value of holdings in long-term investments	25	—	—	25	25
For unproductive exploratory drilling	3	—	—	3	3
For obsolescence of materials and equipment	42	—	—	42	44

	117	—	1	116	121

Total deducted from assets, 2009	635	41	20	656

Total deducted from assets, 2008	663	31	10		684

Reserves for losses – current:
For various specific contingencies (Note 9.a)	339	16	1	354	325

	339	16	1	354	325

Reserves for losses – noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,456	70	12	1,514	1,691

	1,456	70	12	1,514	1,691

Total included in liabilities, 2009	1,795	86	13	1,868

Total included in liabilities, 2008	1,871	207	62		2,016

ANTONIO GOMIS SÁEZ Director
54

Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

COST OF SALES

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009	2008
Inventories at beginning of year	3,095	2,284
Purchases for the period	1,191	1,332
Production costs (Exhibit H)	3,522	3,377
Holding losses on inventories	(173)	(10)
Inventories at end of period	(2,909)	(2,181)

Cost of sales	4,726	4,802

ANTONIO GOMIS SÁEZ Director
55

Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of March 31, 2009 are unaudited)

	Foreign currency and amount
Account	2008		2009		Exchange rate in pesos as of 03-31-09		Book value as of 03-31-09
Current Assets
Cash	US$	34	US$	54	3.68	(1)	199
Investments	US$	101	US$	175	3.68	(1)	644
Trade receivables	US$	535	US$	498	3.68	(1)	1,833
		€1		€1	4.87	(1)	5
Other receivables	US$	245	US$	114	3.68	(1)	420
		€5		€3	4.87	(1)	15

Total current assets							3,116

Noncurrent Assets
Other receivables	US$	158	US$	180	3.68	(1)	662

Total noncurrent assets							662

Total assets							3,778

Current Liabilities
Accounts payable	US$	1,271	US$	1,067	3.72	(2)	3,971
		€23		€23	4.93	(2)	113
Loans	US$	612	US$	531	3.72	(2)	1,977
Reserves	US$	37	US$	37	3.72	(2)	138

Total current liabilities							6,199

Noncurrent Liabilities
Accounts payable	US$	912	US$	473	3.72	(2)	1,758
Loans	US$	365	US$	365	3.72	(2)	1,358
Reserves	US$	219	US$	219	3.72	(2)	815

Total noncurrent liabilities							3,931

Total liabilities							10,130

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ANTONIO GOMIS SÁEZ Director
56

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos—Note 1)

(The financial statements as of March 31, 2009 and March 31, 2008 are unaudited)

	2009						2008
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	175	50		49	14	288	234
Fees and compensation for services	49	67	(1)	12	—	128	105
Other personnel expenses	66	15		6	5	92	86
Taxes, charges and contributions	56	3		96	—	155	147
Royalties and easements	668	—		2	5	675	570
Insurance	26	3		—	—	29	28
Rental of real estate and equipment	105	1		19	—	125	102
Survey expenses	—	—		—	13	13	22
Depreciation of fixed assets	944	15		28	—	987	1,055
Industrial inputs, consumable materials and supplies	137	1		14	—	152	156
Operation services and other service contracts	323	5		27	—	355	288
Preservation, repair and maintenance	453	6		14	2	475	434
Contractual commitments	1	—		—	—	1	154
Unproductive exploratory drillings	—	—		—	112	112	85
Transportation, products and charges	253	—		252	—	505	493
Allowance for doubtful trade receivables	—	—		20	—	20	23
Publicity and advertising expenses	—	14		14	—	28	28
Fuel, gas, energy and miscellaneous	266	17		22	8	313	204

Total 2009	3,522	197		575	159	4,453

Total 2008	3,377	148		553	136		4,214

(1)	Includes 3 of Directors and Statutory Auditor’s fees.

ANTONIO GOMIS SÁEZ Director
57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 15, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer